January 10, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Amended Schedule 13G
     Highland Hospitality Corp.
     As of December 31, 2004

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 2004 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:   Office of the Corporate Secretary
      Highland Hospitality Corp.
      8405 Greensboro Drive, Suite 500
      McLean, VA  22102

      Securities Division
      New York Stock Exchange
      11 Wall Street
      New York, NY  10005













SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Highland Hospitality Corp.
(Name of Issuer)


Common Stock par value $.01 per share
(Title of Class of Securities)


430141101(CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with  this statement
_____.   (A fee is not required  only  if  the  filing person:    (1)  has  a
previous  statement  on  file   reporting beneficial  ownership of more than
five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 5 Pages









CUSIP NO. 430141101                                            13G
  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
                                                        (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York


     NUMBER OF              5    SOLE VOTING POWER
       SHARES                             3,234,529
   BENEFICIALLY             6    SHARED VOTING POWER
      OWNED                               - - -
      AS OF
   DECEMBER 31, 2004        7    SOLE DISPOSITIVE POWER
     BY EACH                              3,234,529
   REPORTING                8    SHARED DISPOSITIVE POWER
   PERSON WITH                            - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,234,529

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

                          8.09%

12  TYPE OF REPORTING PERSON*

            IA






                  *SEE INSTRUCTION BEFORE FILLING OUT!



                                  Page 2 of 5 Pages





Item 1(a)         Name of Issuer:

                        Highland Hospitality Corp.

Item 1(b)         Address of Issuer's Principal Executing Offices:

                        8405 Greensboro Drive, Suite 500
                        McLean, VA  22102

Item 2(a)         Name of Person Filing:

                        Awad Asset Management, Inc.


Item 2(b)         Address of Principal Business Office:

                        250 Park Avenue, 2nd Floor
                        New York, NY  10177


Item 2(c)         Citizenship:

                        New York


Item 2(d)         Title of Class of Securities:

                        Common Stock par value $.01 per share


Item 2(e)         CUSIP Number:

                        430141101

Item 3             Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940




                          Page 3 of 5 Pages














Item 4      Ownership as of December 31, 2004:

            (a)  Amount Beneficially Owned:

                 3,234,529  shares of common stock beneficially owned including:

                                                         No. of Shares
            Awad Asset                                       3,234,529
            Management, Inc.

            (b) Percent of Class:                              8.09%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)            (ii)           (iii)          (iv)
                                              Deemed         Deemed
                Deemed         Deemed         to have        to have
                to have        to have        Sole Power     Shared Power
                Sole Power     Shared Power   to Dispose     to Dispose
                to Vote or     to Vote or     or to          or to
                to Direct      to  Direct     Direct the     Direct the
                to Vote        to Vote        Disposition    Disposition

                3,234,529      ----           3,234,529      ----
Awad Asset
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner the beneficial owner of more than five percent of the class of securities, check the following.
                                                        (____)

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               N/A










                                 Page 4 of 5 Pages




Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005                      AWAD ASSET MANAGEMENT, INC.



                                            __________________________________
                                            Damian Sousa
                                            Vice President
                                            Chief Compliance Officer

















                                      Page 5 of 5 Pages